SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Divestment in the HPP Baixo Iguaçu

COPEL (“Company”) hereby informs its shareholders and the market in general that its wholly owned subsidiary, Copel Geração e Transmissão S.A. (“Copel GeT”), has exercised its right of first refusal (“Right of First Refusal”) to acquire all shares of Geração Céu Azul S.A. (“Céu Azul”), currently owned by Neoenergia S.A. (“Neoenergia”), which holds a 70% stake in the Consórcio Empreendedor Baixo Iguaçu (“CEBI”), responsible for operating the Baixo Iguaçu Hydroelectric Power Plant (“HPP Baixo Iguaçu”), for an equity value of R$ 984 million. The acquisition commitment was formalized through adherence to the Share Purchase and Sale Agreement and Other Covenants (“CCVA 1”), which had already been negotiated between Neoenergia and the original potential buyer of this stake.

After exercising the Right of First Refusal, Copel GeT entered into a Share Purchase and Sale Agreement and Other Covenants with DK Holding Investments, S.R.O. (“CCVA 2” and “Buyer”, respectively), through which Copel GeT committed to selling to the Buyer:

(i) the entirety of the aforementioned equity interest in Céu Azul, which it will hold upon the closing of the transaction provided for in CCVA 1, and

(ii) its 30% minority stake in CEBI, for an equity value of R$ 570 million, so that the Buyer will become the indirect owner of 100% of the Baixo Iguaçu Hydroelectric Power Plant. The total transaction amounts to R$ 1,554 million in equity value.

Copel GeT received an upfront payment equivalent to 10% of the total equity value, with the remaining balance to be paid by the Buyer by the closing date, subject to customary adjustments for this type of transaction.

Rationale
The Company continuously seeks to enhance its portfolio and periodically evaluates opportunities to recycle assets and minority stakes. The transaction in question capitalizes on a business opportunity that creates value for Copel and optimizes its operational and administrative structure.

Applicable Approvals

The closings of the transactions outlined in CCVA 1 and CCVA 2 are contingent upon the fulfillment of certain customary conditions precedent for this type of operation.

Project

The HPP Baixo Iguaçu is located on the Iguaçu River, in the southwest region of the State of Paraná, and has 3 (three) generating units and the following data for 30% of the project.

HPP Baixo Iguaçu (30%)
Installed Capacity (MW)	Assured Energy (MWm)	Sold Energy (MWm – RTE)	Energy Price (R$/MWm - RTE)*	Time Limit (RTE)	GSF energy insurance	Net Debt R$ mm (june/24)
105.0	51.6	36.3	234.60	11-11-2048	SP89	136

*ACR Energy Price in June 2024.

Curitiba, February 21, 2025

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 21, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.